FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, October 25, 2012

THIRD QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted. The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $34.6 million in the third quarter of 2012 ($0.90 per diluted share) compared to net earnings of $973.9 million in the third quarter of 2011 ($46.73 per diluted share), reflecting the absence of net investment gains and lower interest and dividend income, partially offset by improved underwriting results (with a consolidated combined ratio of 95.4%). Book value per share decreased to $360.49 at September 30, 2012 from $364.55 at December 31, 2011 (an increase of 1.7% adjusted for the $10 per common share dividend paid in the first quarter of 2012).

“Our underwriting results continued to improve on increased premiums and we produced a small investment loss due to our unrealized investment losses related to our defensive hedging strategy,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “We finished the quarter with cash and marketable securities at the holding company of approximately $1 billion. We continue to maintain our equity hedges and have cash of approximately 33% ($8.1 billion) in our investment portfolios as we are not being adequately paid to take risks with markets at current levels.”

Highlights in the third quarter (with comparisons to the third quarter of 2011 except as otherwise noted) and following September 30, 2012 included the following:

•
The combined ratio of the insurance and reinsurance operations was 95.4% on a consolidated basis, producing an underwriting profit of $73.7 million, compared to a combined ratio and underwriting loss of 107.5% and $105.3 million respectively in 2011.

•	Net premiums written by the insurance and reinsurance operations increased 5.6% to $1,510.1 million from $1,430.3 million in 2011.

•
Operating income of the insurance and reinsurance operations (excluding net gains or losses on investments) increased to $148.4 million from $39.1 million in 2011, primarily as a result of the improved underwriting results, partially offset by the decrease in interest and dividend income.

•
Interest and dividend income of $100.2 million decreased from $169.6 million in 2011, primarily because of significantly increased holdings of low-yielding cash and short term investments ($8,111.5 million at September 30, 2012, compared to $4,978.0 million at September 30, 2011) resulting from sales of higher-yielding securities, principally government bonds. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $5,209.3 million at September 30, 2012, compared to $4,883.9 million at December 31, 2011).

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•	Net investment losses of $23.6 million in 2012 (net investment gains of $1,588.0 million in 2011) consisted of the following:

	(US$ millions)
	Third quarter
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	210.7	58.9	269.6
Equity hedges	—	(431.6)	(431.6)
Equity and equity-related investments after equity hedges	210.7	(372.7)	(162.0)
Bonds	144.8	83.8	228.6
CPI-linked derivatives	—	(38.3)	(38.3)
Other	(15.3)	(36.6)	(51.9)
	340.2	(363.8)	(23.6)

	(US$ millions)
	First nine months
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	317.1	206.6	523.7
Equity hedges	(7.2)	(857.6)	(864.8)
Equity and equity-related investments after equity hedges	309.9	(651.0)	(341.1)
Bonds	390.2	153.2	543.4
CPI-linked derivatives	—	(99.3)	(99.3)
Other	30.1	(126.1)	(96.0)
	730.2	(723.2)	7.0

•
The company held $966.6 million of cash, short term investments and marketable securities at the holding company level ($921.6 million net of short sale and derivative obligations) at September 30, 2012, compared to $1,026.7 million ($962.8 million net of short sale and derivative obligations) at December 31, 2011.

•	The company's total debt to total capital ratio improved to 26.2% at September 30, 2012 from 26.4% at December 31, 2011.

•	At September 30, 2012, common shareholders' equity was $7,328.3 million, or $360.49 per basic share, compared to $7,427.9 million, or $364.55 per basic share, at December 31, 2011.

•
During the third quarter, the company completed the acquisition of Thomas Cook (India) Limited for $172.7 million, which added goodwill of $135.0 million and subsidiary debt of $41.0 million at September 30, 2012.

•
On October 1, 2012, the company announced an agreement to effectively sell its interest in Cunningham Lindsey for about $260 million, subject to closing adjustments. Fairfax will invest up to approximately $35 million of the proceeds in shares of Cunningham Lindsey on closing to continue to be a minority shareholder. The transaction is expected to close in the fourth quarter of 2012.

•
On October 12, 2012, the company announced it had completed the purchase of the runoff business of Brit Insurance Limited for $332.2 million, which was paid by the company's runoff subsidiaries. At September 30, 2012, Brit Insurance had an investment portfolio of approximately $1.4 billion.

•
On October 12, 2012, the company announced that the purported class action commenced in July 2011 against the company and others had been dismissed, without the possibility of further appeal or amendment.

•	On October 15, 2012, the company completed an offering of Cdn$200.0 million of 5.84% unsecured senior notes due 2022 for net proceeds of Cdn$198.6 million.

•
On October 18, 2012, the company announced that its TIG runoff subsidiary had agreed with the holder of the loan note issued by TIG in connection with its acquisition of General Fidelity in August 2010 to pay $200.0 million in full satisfaction of that note.

Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure. At September 30, 2012, equity hedges represented approximately 102.5% of the company's equity and equity-related holdings. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 20.3 and 20.4 million weighted average shares outstanding during the third quarters of 2012 and 2011 respectively. At September 30, 2012, there were 20,328,521 common shares effectively outstanding.

On September 24, 2012, the company renewed its normal course issuer bid which allows it to purchase up to 800,000 subordinate voting shares on the Toronto Stock Exchange.

Summarized (without notes) condensed interim consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed third quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its third quarter results at 8:30 a.m. Eastern time on Friday, October 26, 2012. The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, November 9, 2012. The replay may be accessed at (866) 426-1596 (Canada or U.S.) or 1 (203) 369-0883 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at September 30, 2012 and December 31, 2011
(unaudited - US$ millions)

	September 30, 2012	December 31, 2011
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations - $185.8; December 31, 2011 - $249.0)	966.6	1,026.7
Insurance contract receivables	1,966.1	1,735.4
	2,932.7	2,762.1
Portfolio investments
Subsidiary cash and short term investments	7,026.8	6,199.2
Bonds (cost $8,591.7; December 31, 2011 - $9,515.4)	9,931.4	10,835.2
Preferred stocks (cost $534.4; December 31, 2011 - $555.6)	537.8	563.3
Common stocks (cost $4,349.4; December 31, 2011 - $3,867.3)	4,131.0	3,663.1
Investments in associates (fair value $1,422.5; December 31, 2011 - $1,271.8)	976.7	924.3
Derivatives and other invested assets (cost $515.5; December 31, 2011 - $511.4)	232.1	394.6
Assets pledged for short sale and derivative obligations (cost $844.5; December 31, 2011 - $810.1)	893.3	886.3
	23,729.1	23,466.0

Deferred premium acquisition costs	492.4	415.9
Recoverable from reinsurers (including recoverables on paid losses - $378.1; December 31, 2011 - $313.2)	4,369.1	4,198.1
Deferred income taxes	663.2	628.2
Goodwill and intangible assets	1,324.3	1,115.2
Other assets	980.0	821.4
	34,490.8	33,406.9

Liabilities
Subsidiary indebtedness	65.4	1.0
Accounts payable and accrued liabilities	1,919.8	1,656.2
Income taxes payable	57.2	21.4
Short sale and derivative obligations (including at the holding company - $45.0; December 31, 2011 - $63.9)	187.7	170.2
Funds withheld payable to reinsurers	429.8	412.6
	2,659.9	2,261.4
Insurance contract liabilities	20,304.3	19,719.5
Long term debt	2,969.3	3,017.5
	23,273.6	22,737.0

Equity
Common shareholders’ equity	7,328.3	7,427.9
Preferred stock	1,166.4	934.7
Shareholders’ equity attributable to shareholders of Fairfax	8,494.7	8,362.6
Non-controlling interests	62.6	45.9
Total equity	8,557.3	8,408.5
	34,490.8	33,406.9

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2012 and 2011
(unaudited - US$ millions except per share amounts)

	Third quarter		First nine months
	2012	2011	2012	2011
Revenue
Gross premiums written	1,854.7	1,782.7	5,507.5	5,210.0
Net premiums written	1,510.2	1,431.2	4,598.6	4,320.5
Net premiums earned	1,602.8	1,400.1	4,321.7	4,031.4
Interest and dividends	100.2	169.6	334.7	543.2
Share of profit (loss) of associates	(5.2)	7.4	(5.0)	11.7
Net gains (losses) on investments	(23.6)	1,588.0	7.0	1,606.1
Other revenue	217.6	157.8	601.2	459.0
	1,891.8	3,322.9	5,259.6	6,651.4
Expenses
Losses on claims, gross	1,291.4	1,408.9	3,461.3	4,026.4
Less ceded losses on claims	(228.6)	(278.5)	(584.4)	(718.3)
Losses on claims, net	1,062.8	1,130.4	2,876.9	3,308.1
Operating expenses	279.6	296.1	815.0	888.1
Commissions, net	250.1	196.9	673.8	578.0
Interest expense	51.5	53.6	156.0	161.8
Other expenses	207.7	157.0	586.3	554.6
	1,851.7	1,834.0	5,108.0	5,490.6
Earnings before income taxes	40.1	1,488.9	151.6	1,160.8
Provision for income taxes	3.1	514.4	19.0	342.2
Net earnings	37.0	974.5	132.6	818.6

Attributable to:
Shareholders of Fairfax	34.6	973.9	128.3	816.6
Non-controlling interests	2.4	0.6	4.3	2.0
	37.0	974.5	132.6	818.6

Net earnings per share	$0.91	$47.17	$4.12	$38.10
Net earnings per diluted share	$0.90	$46.73	$4.07	$37.78
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	20,330	20,385	20,340	20,414

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2012 and 2011
(unaudited - US$ millions except per share amounts)

	Third quarter		First nine months
	2012	2011	2012	2011
Net earnings	37.0	974.5	132.6	818.6
Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations (1)	80.8	(144.1)	84.2	(102.5)
Change in gains and losses on hedge of net investment in foreign subsidiary (2)	(38.1)	82.2	(36.8)	57.3
Share of other comprehensive income (loss) of associates (3)	1.5	(5.5)	(13.6)	3.1
Change in gains and losses on defined benefit plans (4)	—	—	(3.5)	(0.6)
Other comprehensive income (loss), net of income taxes	44.2	(67.4)	30.3	(42.7)
Comprehensive income	81.2	907.1	162.9	775.9

Attributable to:
Shareholders of Fairfax	78.4	907.0	159.4	774.6
Non-controlling interests	2.8	0.1	3.5	1.3
	81.2	907.1	162.9	775.9

(1)
Net of income tax recovery of $0.3 (2011 – income tax expense of $8.8) and income tax expense of $0.3 (2011 - income tax recovery of $2.7) for the third quarter and first nine months of 2012, respectively.

(2)	Net of income tax recovery of nil (2011 – nil) and nil (2011 - nil) for the third quarter and first nine months of 2012, respectively.

(3)	Net of income tax expense of $1.6 (2011 – income tax recovery of $2.2) and $0.8 (2011 - income tax recovery of $1.6) for the third quarter and first nine months of 2012, respectively.

(4)	Net of income tax recovery of nil (2011 – $0.1) and $2.3 (2011 - nil) for the third quarter and first nine months of 2012, respectively.

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations in the third quarter and first nine months of 2012 and 2011 were:

Net Premiums Written

	Third quarter		First nine months
	2012	2011	2012	2011
Insurance - Canada (Northbridge)	214.8	245.6	705.7	840.8
- U.S. (Crum & Forster and Zenith National)	446.5	366.7	1,464.7	1,193.1
- Asia (Fairfax Asia)	53.8	49.7	181.4	163.2
Reinsurance - OdysseyRe	682.3	642.9	1,828.5	1,612.5
Insurance and Reinsurance - Other	112.7	125.4	418.3	391.2
Insurance and reinsurance operations	1,510.1	1,430.3	4,598.6	4,200.8

Net Premiums Earned

	Third quarter		First nine months
	2012	2011	2012	2011
Insurance - Canada (Northbridge)	254.0	274.2	751.9	813.8
- U.S. (Crum & Forster and Zenith National)	470.5	382.8	1,327.5	1,089.7
- Asia (Fairfax Asia)	59.1	54.1	169.2	149.1
Reinsurance - OdysseyRe	693.5	557.1	1,701.7	1,477.7
Insurance and Reinsurance - Other	125.6	130.1	365.6	375.7
Insurance and reinsurance operations	1,602.7	1,398.3	4,315.9	3,906.0

Combined ratios of the insurance and reinsurance operations in the third quarter and first nine months of 2012 and 2011 were:

	Third quarter		First nine months
	2012	2011	2012	2011
Insurance - Canada (Northbridge)	100.2%	101.4%	103.2%	103.1%
- U.S. (Crum & Forster and Zenith National)	105.9%	109.5%	107.3%	110.6%
- Asia (Fairfax Asia)	83.2%	73.1%	87.9%	80.9%
Reinsurance - OdysseyRe	86.3%	103.4%	86.3%	114.5%
Insurance and Reinsurance - Other	102.1%	146.7%	101.6%	136.1%
Insurance and reinsurance operations	95.4%	107.5%	97.1%	111.8%